Exhibit 99.1


                ELSCINT LTD. REPORTS FOURTH QUARTER 2003 RESULTS
                ------------------------------------------------


      Tel Aviv, Israel - April 5, 2004 - Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the fourth quarter and year ended December 31, 2003.


Fourth Quarter Results
----------------------


      Consolidated revenues for the fourth quarter of 2003 were NIS 77.3 million ($17.7 million) compared with NIS 55.1 million reported in the corresponding quarter last year.


       Revenues include NIS 3.8 million ($0.9 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS
10.3 million ($2.4 million) from the operations of a commercial and entertainment center in Herzlia, Israel, which was opened on a partial basis, in June, 2003.


      Revenues from operating and managing hotels increased to NIS 63.2 million ($14.4 million) compared to NIS 55.1 million in the corresponding quarter last year. This growth is attributable mainly to increases in the revenue of hotels in the UK and to devaluation of the NIS against the Euro and the British Pound during the fourth quarter of 2003. These increases were offset, in part, by a decrease in revenue from the transition of the Bernard Shaw Hotel from hotel operation to lease of the property in early 2003.


     Gross profit for the fourth quarter of 2003 was NIS 21.6 million ($4.9 million) compared with NIS 17.8 million in the corresponding quarter of 2002. This increase is attributable to the improvement in the results of the hotel segment.


      Operating loss for the fourth quarter of 2003 was NIS 6.3 million ($1.4 million) compared to NIS 6.1 million in the corresponding quarter of 2002. The increase in operating loss is mainly due to an increase in selling and marketing expenses attributable to operations of the commercial and entertainment center, which were offset by the aforementioned increases in gross profit in the hotel segment and a decrease in hotel depreciation, amortization and operational expenses (mainly due to the lease of the Bernard Shaw Hotel).


     Loss from continuing operations for the fourth quarter of 2003 was NIS 27.0 million ($6.2 million), or NIS 1.62 ($0.37) basic loss per share, compared with NIS 35.7 million, or NIS 2.14 basic loss per share, for the corresponding quarter last year.


     The decrease in the loss from continuing operations results primarily from a decrease in finance expenses net, to NIS 3.8 million ($0.9 million), compared with NIS 9.2 million for the corresponding quarter of last year. The decrease in finance expenses net is attributable mainly to exchange rate and inflation fluctuations.


     Net Income from discontinuing operations for the fourth quarter of 2003 was NIS 5.6 million ($1.3 million), or NIS 0.33 ($0.08) basic earnings per share, compared to NIS 51.5 million or NIS 3.09 basic earnings per share, for the corresponding quarter last year. The decrease in net income from discontinued operations is attributable mainly to the results of the subassemblies segment activities and to the gain derived from the sale of this segment, which were reported in the fourth quarter of 2002.


     Loss for the fourth quarter of 2003 was NIS 21.5 million ($4.9 million), or NIS 1.29 ($0.29) basic loss per share, compared with net income of NIS 15.8 million, or NIS 0.94 basic earnings per share, for the corresponding quarter last year.


Year -End Results
-----------------


      Consolidated revenues for the year ended December 31, 2003, were NIS 222.8 million ($50.9 million) compared with NIS 208.2 million reported last year.


      Revenues include NIS 13.5 million ($3.1 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS
20.1 million ($4.6 million) from the operations of the commercial and entertainment center in Herzlia, Israel, which was opened on a partial basis, in June, 2003.


      Revenues from operating and managing hotels decreased to NIS 189.2 million ($43.2 million) compared to NIS 206.7 million reported last year. This decrease is attributable mainly to the transition of the Bernard Shaw Hotel from hotel operation to lease of the property in early 2003, and to the closing of the Bucuresti Hotel in Romania for renovation at the end of 2002. This decrease was offset, in part, by increases in the revenue of the hotels in the UK.


      Gross profit for the year ended December 31, 2003 was NIS 69.0 million ($15.8 million) compared with NIS 73.6 million reported last year. This decrease is attributable mainly to the operating and managing hotel segment, which was offset by the increase in gross profit derived from the lease of the Bernard Shaw Hotel.


      Operating loss for the year ended December 31, 2003, was NIS 24.0 million ($5.5 million) compared with NIS 21.3 million reported last year. The increase in operating loss is mainly due to the aforementioned decrease in gross profit and to an increase in selling and marketing expenses attributable to the operation of the commercial and entertainment center. This was offset, in part, by a decrease in hotel depreciation, amortization and operational expenses (mainly due to the lease of the Bernard Shaw Hotel).


      Loss from continuing operations for the year ended December 31, 2003, was NIS 79.3 million ($18.1 million), or NIS 4.75 ($1.08) basic loss per share, compared with NIS 26.7 million, or NIS 1.60 basic loss per share, reported last year.


     The increase in loss from continuing operations results primarily from an increase in finance expenses net, to NIS 41.3 million ($9.4 million) for the year ended December 31, 2003, from finance income net, of NIS 12.8 million reported last year. This increase in finance expenses net is attributable mainly to exchange rate and inflation fluctuations. In addition the Company's share in losses of an affiliated company for the year ended December 31, 2003 was NIS 7.0 million ($1.6 million) as compared to NIS 2.8 million reported last year. This increase is attributable to the inclusion of the losses of a development stage affiliated company for the entire year 2003 while in 2002 the Company's share in the losses of this affiliated company was applicable to fourth quarter.


     Net income from discontinuing operations for the year ended December 31, 2003, was NIS 13.0 million ($3.0 million), or NIS 0.78 ($0.18) basic earnings per share, compared with NIS 89.0 million or NIS 5.33 basic earnings per share, reported last year. This decrease is attributable mainly to the results of the subassemblies segment activities and to the gain derived from the sale of this segment, which were reported in the year ended December 31, 2002.


       Loss for the year ended December 31, 2003 was NIS 66.4 million ($15.2 million), or NIS 3.97 ($0.90) basic loss per share, compared with net income of NIS 62.3 million, or NIS 3.73 basic earnings per share, reported last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:
 Company Contact                          Investor Contact
 Marc Lavine                              Rachel Levine
 Elscint, Ltd.                            The Anne McBride Company
 +972-3-608-6011                          +212-983-1702  x.207
 Mlavine@elscint.net                      rlevine@annemcbride.com
                                          -----------------------


                             Financial Tables Follow

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS (1)
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                                 Convenience
                                                                                 translation
                                                 December 31,    December 31,    December 31,
                                                    2003            2002            2003
                                                 -----------     -----------     -----------
                                                  Adjusted        Adjusted
                                                     NIS             NIS            U.S.$
                                                 (thousands)     (thousands)     (thousands)
                                                 -----------     -----------     -----------

ASSETS
Current Assets
Cash and cash equivalents                           98,460          91,200          22,485
Short-term investments and deposits                164,571         154,536          37,582
Accounts receivable - trade, net                    17,419          18,646           3,978
Other accounts receivable and prepaid expenses      30,432          21,347           6,950
Hotels Inventories                                   2,865           3,050             654
                                                 ---------       ---------       ---------
                                                   313,747         288,779          71,649
                                                 ---------       ---------       ---------
Long-term Accounts and Investments
Investments, loans and long-term receivables,
  net                                               79,791         345,836          18,221
Investments in affiliated company                   24,340          31,897           5,558
                                                 ---------       ---------       ---------
                                                   104,131         377,733          23,779
                                                 ---------       ---------       ---------

Fixed Assets, Net                                2,003,427       1,606,786         457,508
                                                 ---------       ---------       ---------

Other Assets, Net                                   10,916          12,003           2,493
                                                 ---------       ---------       ---------

Assets Related to Discontinuing Operation           16,228         111,983           3,706
                                                 ---------       ---------       ---------
                                                 2,448,449       2,397,284         559,135
                                                 =========       =========       =========






(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS (1)
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                                               Convenience
                                                                                               Translation
                                                          December 31,       December 31,      December 31,
                                                             2003               2002              2003
                                                         ------------        ------------      -----------
                                                           Adjusted           Adjusted
                                                             NIS                NIS               U.S.$
                                                         (thousands)         (thousands)       (thousands)
                                                         ------------        ------------      -----------

 LIABILITIES AND
  SHAREHOLDERS' EQUITY
 Current Liabilities
 Short-term credits                                         407,599           522,241            93,080
 Accounts payable - trade                                    56,749           *45,025            12,959
 Accrued liabilities                                         76,955            63,116*           17,574
                                                          ---------         ---------         ---------
                                                            541,303           630,382           123,613
                                                          ---------         ---------         ---------

 Long-term Liabilities
 Loans and other long term liabilities                      850,002           626,765           194,109
 Liability for employee severance
   benefits, net                                                468               503               107
                                                          ---------         ---------         ---------
                                                            850,470           627,268           194,216
                                                          ---------         ---------         ---------

 Liabilities Related to Discontinuing
 Operations                                                  82,217           108,469            18,775
                                                          ---------         ---------         ---------

 Minority interest                                           28,261            29,011             6,454
                                                          ---------         ---------         ---------

 Shareholders' Equity                                       946,198         1,002,154           216,077
                                                          ---------         ---------         ---------

                                                          2,448,449         2,397,284           559,135
                                                          =========         =========         =========



*  Reclassified.



(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF OPERATION (1)
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                        Convenience
                                                                        translation
                                            Year ended December 31,     December 31,
                                          -----------------------------
                                            2003       2002      2001       2003
                                          --------   --------   ------- ------------
                                           Adjusted NIS (thousands)         U.S.$
                                                                        (thousands)
                                          ----------------------------- ------------
Revenues
Operating and managing hotels              189,205    206,679   139,223      43,207
Hotel leasing                               13,495          -         -       3,082
Commercial and entertainment center         20,106          -         -       4,592
Long-term contracts                              -      1,509    10,028           -
                                          --------   --------  --------  ----------
                                           222,806    208,188   149,251      50,881
                                          --------   --------  --------  ----------
Cost of revenues
Hotels operations and management           128,301    133,207    95,851      29,299
Hotel leasing                                3,510          -         -         802
Commercial and entertainment center         21,975          -         -       5,018
Long-term contracts                              -      1,392     7,311           -
                                          --------   --------  --------  ----------
                                           153,786    134,599   103,162      35,119
                                          --------   --------  --------  ----------

Gross profit                                69,020     73,589    46,089      15,762
Hotels' depreciation, amortization
 and operation expenses                     50,432     61,503    31,550      11,517
Initiation expenses, net                     4,303      1,773     3,960         982
Selling and marketing expenses               8,948          -         -       2,043
General and administrative
  expenses                                  29,355     31,574    25,790       6,704
                                          --------   --------  --------  ----------

Operating loss                            (24,018)   (21,261)  (15,211)     (5,484)

Finance (expenses) income, net            (41,262)     12,805    65,093     (9,423)
Other expenses, net                       (16,176)   (21,502)  (13,114)     (3,694)
                                          --------   --------  --------  ----------
(Loss) income before income taxes         (81,456)   (29,958)    36,768    (18,601)

Income taxes (tax benefits)                (8,384)    (5,221)     5,383     (1,915)
                                          --------   --------  --------  ----------
(Loss) income after income taxes          (73,072)   (24,737)    31,385    (16,686)

The Company's share in loss
 of affiliated companies                   (7,019)    (2,847)   (9,712)     (1,603)
Minority interest in loss
 of a subsidiary, net                          746        879     1,288         170
                                          --------   --------  --------  ----------
Net (loss) income from continuing
   Operations                             (79,345)   (26,705)    22,961    (18,119)

Net income from discontinuing
   operation                                12,972    88,983     33,935      2,962
                                          --------   --------  --------  ----------

Net (loss) income                         (66,373)    62,278     56,896    (15,157)
                                          ========   =======   ========  ==========

(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF OPERATION (1)
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                            Convenience
                                                                            translation
                                            Year ended December 31,         December 31,
                                       -------------------------------
                                          2003        2002      2001           2003
                                       ----------   --------  --------     ------------
                                                 Adjusted NIS                  U.S.$
                                       -------------------------------     ------------
 Basic earnings (loss) per
   ordinary share (NIS 0.05 par value) from:
 Continuing operations                      (4.75)    (1.60)     1.37         (1.08)
 Discontinuing operation                     0.78      5.33      2.03          0.18
                                       -----------  --------  --------     ------------
                                            (3.97)     3.73      3.40         (0.90)
                                       ===========  ========  ========     ============

 Diluted earnings (loss) per ordinary
  share (NIS 0.05 par value) from:

 Continuing operations                                 (1.66)
 Discontinuing operation                                5.10
                                                   ----------
                                                        3.44
                                                   ==========



(1) Prepared in accordance with Israeli GAAP.